

Mail Stop 3561

November 23, 2007

Mr. Gino Chouinard
Chief Financial Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

>   **RE: HearUSA, Inc.**
>   **Form 10-K for Fiscal Year Ended December 30, 2006**
>   **Filed April 6, 2007**
>   **Form 10-Q for Fiscal Quarters Ended June 30, 2007 and September**
>   **30, 2007, filed August 13, 2007 and November 13, 2007**
>   **File No. 1-11655**

Dear Mr. Chouinard:

       We have reviewed your letter dated October 11, 2007 in response to our comment letter dated September 27, 2007 and have the following comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 30, 2006

Item 8. Financial Statements and Supplementary Data, page 36

Note 1. Description of the Company and Summary of Significant Accounting Policies, page 44

1.   It seems that your response to comment one from our letter dated October 25, 2007, which states that Siemens pricing rebates are earned based on sale of products, is inconsistent with your response to comment three from our letter dated September 27, 2007, which states that Siemens pricing rebates are earned based on purchases. There also seems to be an inconsistency between your disclosure in note 3 to the financial statements and critical accounting policies on

page 30 of Form 10-Q for the quarterly period ended September 29, 2007 in regard to the recognition of the rebates. Please advise as appropriate. Please also revise your disclosure in future filings to eliminate the inconsistent disclosure. Based on review of the amended and restated supply agreement filed as Exhibit 10.23 to your annual report, we understand that you earn rebates from Siemens for complying with a minimum purchase requirement and earn additional rebates if you exceed certain purchase volumes, provided you meet the minimum purchase requirements. If our understanding is incorrect, please advise. In addition, tell us and disclose in future filings whether the rebates are recorded using a systematic and rational allocation or if the rebates are recorded when the required milestones are met. If a systematic and rational allocation method is used please tell us and disclose the methodology used. Refer to Issue 2 of EITF 02-16. To the extent that the rebates are earned based on purchases, tell us the facts and circumstances that support a conclusion that the impact of your accounting policy on inventory, and thus income, is immaterial. Refer to SAB Topics 1:M and 1:N. Finally, if there is an amended or new supply agreement which provides for rebates based on products sold, please tell us when this agreement was filed or provide us with a copy and file the agreement.

Form 10-Q for Fiscal Quarter Ended September 29, 2007

Item 1. Financial Statements, page 3

Note 5. Subordinated Notes and Warrant Liability, page 12

2.   Please tell us why your accounting for the adoption of FSP EITF 00-19-2 complies with the effective date and transition guidance in the FSP. Refer to the paragraph of the effective date and transition guidance in the FSP that you applied and explain in detail why your accounting treatment is appropriate.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief